UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
(the ‘Company’ or 'GSK')

Issued: 2 July 2021, London UK

Elliott Advisors (UK) letter to GSK

The Board of GSK notes the letter issued by Elliott Advisors (UK) Limited ("Elliott") on 1 July. The Board welcomes constructive input from all shareholders that is supportive of the creation and delivery of long-term sustainable shareholder value and benefits for patients. The Board is issuing this announcement to all shareholders and all parties with an interest in GSK to address the matters raised by Elliott in the letter.

Clear priority is to deliver step-change in growth and performance, create shareholder value and deliver positive scale human health impact

At its Investor Update on 23 June, GSK set out new ambitions for patients and a step-change in growth and performance for shareholders. Subsequent engagement with GSK's largest shareholders has evidenced widespread and strong support for these strategic ambitions and confidence in GSK's leadership team to deliver them.

The ambitions and plans communicated at the Investor Update follow a significant four-year corporate transformation to address historic long-standing issues that have affected GSK's performance. These issues have been well recognised by the Board and the Executive team and include all of those identified in Elliott's letter.

Major progress has been achieved to improve performance, strengthen R&D productivity, enhance commercial execution, and to streamline GSK's portfolio and cost base. In addition, there have been significant changes in culture and capabilities across the company, to improve accountability, increase agility and raise levels of ambition.

This transformation provides the platform for GSK to separate into two, new global companies, both of which will have major impacts on human health and can deliver compelling performance and attractive returns and value to shareholders. The Board and the Executive team believe that focus and stability are now critical to deliver a successful separation and the key innovation, commercial and financial targets expected for New GSK as a growth-focused company.

Robust governance in place to deliver separation and enhance board expertise

In preparation for separation of Consumer Healthcare, the Board of GSK has been preparing for two new, appropriately qualified, independent boards. In the last 18 months, governance and oversight has been further strengthened with the appointment of two new non-executive directors; changes have been made to the remit of the Science Committee to deepen understanding of scientific strategy and execution; and Board focus and oversight have been increased on the detailed mechanics and preparations for separation with the formation of a new Transformation & Separation Committee.

A formal process to appoint a Chair and to form a Board of Directors for the new Consumer Health company is already well underway. The appointment of a Chair is expected in the second half of 2021 who will then, in accordance with best practice, lead the process of appointments to establish the new Board. This new Board will include the appropriate mix of skills, experience and continuity, relevant to Consumer Health, to represent and maximise the value of this new business for shareholders.

As previously stated, and building on recent non-executive appointments, further appointments to the Board of GSK are expected, prior to the separation, to increase biopharmaceuticals and scientific experience for New GSK.

The Board of GSK believes that the appointment of executive leadership to the new Consumer Health company well in advance of the separation will benefit and support delivery of financial performance and execution of the separation. The Board has therefore conducted an extensive search and selection process to appoint a CEO Designate for Consumer Healthcare. This process, conducted over 6 months and supported by a leading global search firm, was overseen by the Nominations & Corporate Governance Committee and resulted in direct evaluation and interview of several external and internal candidates for the position. This process is now nearing completion and an announcement is expected to be made in due course.

The separation of Consumer Healthcare is a clear part of GSK's strategic agenda, led by CEO Emma Walmsley, to transform GSK and to deliver a step-change in growth and performance. As evidenced at the Investor Update last week, and with New GSK representing the majority of GSK's existing business, the Board is not conducting a selection process post-separation.

The Board strongly believes Emma Walmsley is the right leader of New GSK and fully supports the actions being taken by her and the management team, all of whom are subject to rigorous assessments of performance. Under Emma's leadership, the Board fully expects this team to deliver a step-change in performance and long-term shareholder value creation through the separation and in the years beyond.

Separation of Consumer Healthcare to maximise value for shareholders

The Board's clear priorities are to unlock the potential of New GSK and Consumer Healthcare, to strengthen New GSK's balance sheet and to maximise value for all shareholders.

Subject to approval from shareholders, the separation will be by way of a demerger in mid-2022 of at least 80% of GSK's holding in Consumer Healthcare to GSK shareholders, with New GSK retaining up to 20% of that holding as a short-term financial investment to be monetised in a timely manner to further strengthen New GSK's balance sheet and help fund certain pension benefit obligations.

The demerger structure reflects feedback from a significant proportion of GSK's shareholders that they wish to own Consumer Healthcare as a new listed entity, given its strong prospects for sustainable sales and profit growth, high cash generation and the expectation that it will deliver attractive returns for shareholders.

The Board has a strong focus on maximising shareholder value and will fulfil its fiduciary duties to evaluate any alternative options for Consumer Healthcare that may arise. If any alternative opportunity should arise, the Board would consider, amongst other things, the realised value against the opportunity cost for shareholders of no longer being able to benefit from the future growth and value accretion of Consumer Healthcare as an independent global category-leading consumer company, which the Board believes will be significant over the coming years. In making this assessment, the Board will also take into account any additional tax or other frictional costs compared to the announced demerger structure.

Outlooks for New GSK represent a step-change in growth and performance

At its Investor Update, GSK announced a package of new financial outlooks and ambitions.

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Over the period 2021-26, New GSK expects to deliver sales growth and adjusted operating profit growth of more than 5% and 10% respectively CAGR at constant exchange rates (with 2021 as the base year). Adjusted operating margins are expected to improve from the current mid-20s level to over 30% by 2026.
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Profit growth is expected to be underpinned by a combination of strong revenue growth from new vaccines and specialty medicines, improving operational performance and benefits from the transformation.
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These financial outlooks exclude any contribution from COVID-19 related revenues.
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By 2031, New GSK aims to deliver sales of more than £33 billion (at constant exchange rates). The £33 billion sales ambition is before any significant revenue contribution from early-stage pipeline assets or any contribution from business development.
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Cash generated from operations is expected to exceed £10 billion by 2026. New GSK is expected to have a stronger balance sheet (net debt / adjusted EBITDA of <2x following separation) and a progressive dividend policy starting at 45p per share in 2023.

These financial outlooks and ambitions represent a step-change. They are based on rigorous challenge and follow assessment of 10-year forecasts, conducted over many months, by the Executive Team and the Board. These outlooks and ambitions are set as the minimum level of growth that New GSK is expected to achieve or is targeting, with clear ambitions to exceed as stated at the Investor Update.

As stated at the Investor Update, the new outlooks and ambitions will be incorporated into existing incentive plans. Incentive measures for these plans include delivery of innovation sales, pipeline progress, operational performance and relative total shareholder returns, and so are strongly aligned to shareholder interests and shareholder value creation.

New GSK positioned to maximise opportunities across prevention and treatment

Innovations in science and technology are driving increasing convergence across prevention and treatment, offering significant scientific and commercial opportunities for New GSK. With R&D focussed on science of the immune system, and world-leading capabilities in vaccine and pharmaceutical development, GSK is well-placed to capture these opportunities and it underpins GSK's approach to further integration in R&D and prioritisation of capital to Vaccines and Specialty Medicines.

GSK has built an industry-leading and high-performing Vaccines business, which has increased revenues from £4.6billion in 2016 to £7.0billion in 2020, and is expected to deliver high single digit % sales CAGR in 2021-26. This business has benefited from operational integration with pharmaceuticals in key areas for many years, notably commercial operations and clinical development; but is also operationally independent where it is optimal, for example in manufacturing.

As announced at the Investor Update, New GSK will disclose revenues of Vaccines and Specialty Medicines. Reflecting their integration, and as is common to the sector, the Board does not believe it would be appropriate to have separate divisional reporting.

Strong commitment to delivering sustainable shareholder value

The Board and the Executive team fully recognise the need to deliver improved and sustained value for all shareholders. Both strongly believe that the separation of GSK and the launch of the two, new independent companies with thriving people will deliver significant and sustainable value for shareholders, together with positive, scale human health impact for patients and other stakeholders.

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Notes for Information

Investor Update

GSK hosted an Investor Update on 23 June that provided details of its strategy, outlook for growth and plans to create shareholder value, following the planned demerger in mid-2022 of its Consumer Healthcare business. Copies of the materials from the Investor Update are available in the investor relations section of GSK's website (https://www.gsk.com/en-gb/investors/new-gsk/).

Important Notices

Assumptions relating to the outlook, ambition and dividend expectation statements in this announcement

The statements above regarding growth outlooks for the period 2021-2026, the 2026 cash generated from operations outlook, the 2031 sales ambition, and dividend expectations reflect statements made in the company's Investor Update on 23 June 2021.  As such, they are subject to the same assumptions as set out in the company's announcement of the same date under the heading "Assumptions relating to the 2021-2026 sales and adjusted operating profit growth outlooks, 2026 cash generated from operations outlook, 2031 sales ambition and 2021-2023 dividend expectations".

Notwithstanding these statements, there is still uncertainty as to whether the relevant assumptions, targets, outlooks expectations and ambitions will be achieved, including based on the assumptions referred to above.

All outlook and ambition statements are given on a constant currency basis and use 2021 forecast exchange rates as a base, assuming a continuation of Q1 2021 closing rates (£1/$1.38, £1/€1.17, £1/Yen 152). 2021-2026 outlook refers to the 5 years to 2026 with 2021 as the base year.

Assumptions and cautionary statement regarding forward looking statements

The Group's management believes that the assumptions outlined above are reasonable, and that the targets, outlooks, ambitions and expectations described in this document are achievable based on those assumptions. However, given the forward-looking nature of these assumptions, targets and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the continued COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'ambition', 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate. The Group cautions investors that a number of important factors, including those in or referred to in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

Reporting definitions

A number of adjusted measures are used to report the performance of our business, which are non-IFRS measures.   Adjusted results, CER and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. These measures are defined and reconciliations to the nearest IFRS measure are available in our first quarter 2021 earnings release and Annual Report on Form 20-F for FY 2020.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers. GSK is not able to give guidance and outlooks for Total results, including Total Operating Profit and Total Operating Margin as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.  Therefore a reconciliation of the guidance for Adjusted results to equivalent guidance for Total results is not available without unreasonable effort.

Compound Annual Growth Rate (CAGR) is defined as the compound annual growth rate and shows the annualised average rate of revenue or profit growth between two given years, at constant currency, assuming growth takes place at an exponentially compounded rate.

Adjusted EBITDA is defined as Adjusted Earnings before interest and tax, depreciation and amortisation.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.  Adjusted results, constant exchange rate (CER%) growth and other non-IFRS measures are defined and reconciliations to the nearest IFRS measure are available in our first quarter 2021 earnings release and in our Annual Report on Form 20-F for FY 2020 and in the "Reporting definitions" section of this document above.  GSK provides guidance and outlooks on an Adjusted results basis only, for the reasons set out above.  All expectations, ambitions, targets and other statements regarding future performance should be read together with the "Assumptions relating to the outlook, ambition and dividend expectation statements" and "Reporting definitions" sections of this document above.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 01, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc